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                                    FILING PURSUANT TO RULE 425 OF THE
                                    SECURITIES ACT OF 1933, AS AMENDED

                                    FILER: NORTHROP GRUMMAN CORPORATION

                                    SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                    FILING: REGISTRATION STATEMENT ON FORM S-4
                                            (REGISTRATION NO. 333-83672)


NEWS NORTHROP GRUMMAN


                                                 Northrop Grumman Corporation
                                                 Public Information
                                                 1840 Century Park East
                                                 Los Angeles, California
                                                 90067-2199
                                                 Telephone  310-553-6262
                                                 Fax  310-556-4561

                                                 Contact: Frank Moore
                                                          (310) 201-3335
For Immediate Release

NORTHROP GRUMMAN GAINS ISS ENDORSEMENT
FOR TRW SPECIAL MEETING

ISS Recommends That TRW Shareholders Approve
The Control Share Acquisition Proposal On April 22

         LOS ANGELES -- April 18, 2002 -- Northrop Grumman Corporation

(NYSE: NOC) stated today that it has received the endorsement of Institutional Shareholder Services Inc. (ISS) - the nation's leading independent proxy advisory firm - in connection with the upcoming Special Meeting of TRW shareholders on April 22. ISS has recommended that TRW shareholders approve, by voting for, the Control Share Acquisition proposal.

         Kent Kresa, Northrop Grumman chairman and chief executive officer, said, "We are pleased that ISS recognizes that the best interests of TRW shareholders will be served by supporting the Control Share Acquisition proposal, which will give TRW shareholders the opportunity to decide for themselves whether to participate in Northrop Grumman's $53 value per share exchange offer for all TRW shares. ISS further recognizes that a favorable vote is the only way the Northrop Grumman offer may proceed under Ohio law, notwithstanding TRW's new found willingness to share non-public information with potential bidders."

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NORTHROP GRUMMAN GAINS ISS ENDORSEMENT
--------------------------------------
FOR TRW SPECIAL MEETING
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         In its report to TRW shareholders, ISS said it "believes that NOC's revised offer provides a basis for opening negotiations with TRW and thus, NOC's acquisition process should be kept open. Shareholder approval of this proposal would pressure the board to allow NOC to begin due diligence and would send a strong message to the board to open negotiations and keep NOC's offer alive." The report also said that, "ISS encourages TRW's board to open negotiations with NOC and permit them to do due diligence on the company."

         Kresa said, "ISS has concluded with what we have been saying all along, which is that by voting for the Control Share Acquisition proposal TRW shareholders keep their options open. We urge TRW shareholders to vote for the approval of the Control Share Acquisition so that we can proceed forward. Because, under Ohio law, not all TRW shareholders are eligible to vote at the Special Meeting it is especially important that all TRW shareholders who want to maximize the value of their TRW shares be sure to return their blue proxy including the certification of eligibility to vote in support of the resolution."

About Northrop Grumman Corporation:
         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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NORTHROP GRUMMAN GAINS ISS ENDORSEMENT
--------------------------------------
FOR TRW SPECIAL MEETING
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Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information, which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

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                                                                         0402-98

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